EXHIBIT 99.1
Qiao Xing Universal’s Subsidiary Huizhou Qiao Xing Communication Industry, Ltd. Secures
Orders Worth USD 35 Million For Sale of ‘COSUN’ Brand Mobile Phone Handsets
     HUIZHOU, Guangdong, China, Sept. 29 /Xinhua-PRNewswire/ —Qiao Xing Universal Telephone, Inc. (Nasdaq:XING) announced today that in a distributor fair recently held in Huizhou, its subsidiary, Huizhou Qiao Xing Communication Industry, Ltd. (HZQXCI) has secured from its distributors numerous purchase orders worth USD 35 million in total for the sale of ‘COSUN’ brand mobile phone handsets. All the goods relating to these orders are expected to be delivered before the end of 2005.
     According to Mr. Wu, Chairman of XING, “Not only is HZQXCI a market leader among local Chinese companies in terms of R&D and distribution of indoor telephone sets, it has also been involved in the design and manufacturing of mobile phone handsets for years. In the mobile phone handset business segment, until the middle of 2004, it had only one client, CEC Telecom Co., Ltd., a fellow subsidiary for which it acted as a sub-contractor. Then it launched the ‘COSUN’ brand lower-priced mobile phone handsets, marketing for its own account.”
     Mr. Wu said “The ‘COSUN’ brand mobile phone handset business has since been developing rapidly. Its success can be attributed to the following factors:
     — HZQXCI’s ‘COSUN’ brand is the market leader for indoor telephone sets in China in terms of sales volume. Mobile phone handsets marketed under the same brand name naturally benefit from the reputation the ‘COSUN’ brand name.
     — HZQXCI has already established an extensive distribution network consisting of 5,000 retail outlets for its indoor telephone set business. The same channels are now also used to distribute mobile phone handsets.
     — HZQXCI has built a strong R&D organization with a sizable staff of approximately one hundred people.
     — HZQXCI’s R&D and manufacturing management capacities for mobile phone handsets have attracted the attention of major global players in the field. Recently, it has signed an agreement with Thomson’s (NYSE: TMS; Euronext: 18453) subsidiary Atlink to supply it with up to 100,000 units of mobile phone handsets. This will be the beginning of continuous orders in the future.

In 2005, HZQXCI’s lower-priced mobile phone business is expected to more than triple its revenue when compared with 2004. We expect that it would play a bigger and bigger role in XING’s integrated mobile phone business configuration.”
     About Qiao Xing Universal Telephone, Inc.
     Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) is one of China’s largest manufacturers and distributors of telecommunications products. The Company has grown its net sales from approximately $46.4 million in 1997 to more than $244 million in 2004. The Company’s product portfolio includes telecommunications terminals and related products including fixed wireless phones and advanced mobile phones with the latest features, and on the consumer electronic side products include MP3 players, cash registers and set-top-box products. XING currently distributes over 260 models of corded and cordless telephones and is one of China’s largest distributors of indoor phones. The Company has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-mart. For more details, please visit http://www.cosun-xing.com.
     Forward-looking statements
     This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.
     For more information, please contact:
Rick Xiao, IR Director,
Qiao Xing Universal Telephone, Inc.
Tel: +86-752-282-0268
Email: rickxiao@qiaoxing.com
SOURCE Qiao Xing Universal Telephone, Inc.